Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Employee Benefits Committee of the
Sirius XM Radio 401(k) Savings Plan:

We consent to the incorporation by reference in the Registration Statement (No. 333-179600) on Form S-8 of Sirius XM Holdings Inc. of our report dated June 9, 2016, with respect to the statements of net assets available for benefits of the Sirius XM Radio 401(k) Savings Plan as of December 31, 2015 and 2014, the related statement of changes in net assets available for benefits for the year ended December 31, 2015, and the supplemental Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2015, which report appears in the December 31, 2015 annual report on Form 11-K of the Sirius XM Radio 401(k) Savings Plan.

/s/ KPMG LLP
New York, New York
June 9, 2016